SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO.    )1

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230104

(CUSIP Number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mercury Real Estate Advisors LLC David R. Jarvis Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Mercury Real Estate Advisors LLC is a Delaware limited liability company.

            David R. Jarvis is a United States citizen.

            Malcolm F. MacLean IV is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                Mercury Real Estate Advisors LLC — 0 shares

                David R. Jarvis — 0 shares

                Malcolm F. MacLean IV — 0 shares

  8    SHARED VOTING POWER

                Mercury Real Estate Advisors LLC – 460,026 shares

                David R. Jarvis – 460,026 shares

                Malcolm F. MacLean IV – 460,026 shares

  9    SOLE DISPOSITIVE POWER

                Mercury Real Estate Advisors LLC — 0 shares

                David R. Jarvis — 0 shares

                Malcolm F. MacLean IV — 0 shares

10    SHARED DISPOSITIVE POWER

                Mercury Real Estate Advisors LLC – 460,026 shares

                David R. Jarvis – 460,026 shares

                Malcolm F. MacLean IV – 460,026 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Mercury Real Estate Advisors LLC – 460,026 shares David R. Jarvis – 460,026 shares Malcolm F. MacLean IV – 460,026 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Mercury Real Estate Advisors LLC – 6.3% David R. Jarvis – 6.3% Malcolm F. MacLean IV – 6.3%
14	TYPE OF REPORTING PERSON* Mercury Real Estate Advisors LLC — OO David R. Jarvis — IN Malcolm F. MacLean IV — IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 016230104	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of common stock, par value $1.00 per share, of Alico, Inc. (the “Issuer”), a Delaware corporation with principal offices at P.O. Box 338, La Belle, FL 33975.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of certain entities that hold the shares (the “Shares”) reported herein. Messrs. Jarvis and MacLean are the managing members of Advisors. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830

(c) The principal business of Advisors is providing investment management services. The principal occupation of each of Messrs. Jarvis and MacLean is serving as the managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 016230104	13D	Page 4 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $26,431,305.95. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, acquire additional Shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

From time to time, the Reporting Persons may also engage in and may plan for their engagement in:

(1) the acquisition of additional Shares, or the disposition of Shares;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3) a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6) any other material change in the Issuer’s business or corporate structure;

(7) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

CUSIP No. 016230104	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 460,026 Shares, constituting 6.3% of the 7,316,357 shares of common stock, par value $1.00 per share, of the Issuer issued and outstanding as of January 10, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2004, filed with the Securities and Exchange Commission on January 10, 2005.

Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 460,026 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 460,026 Shares.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his or its pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit 7.2 attached hereto and were effected through broker transactions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated as of February 23, 2005, by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual.

Exhibit 7.2	Transactions in Shares During Past 60 Days.

CUSIP No. 016230104	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 23, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

Exhibit 7.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 23, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (all of the foregoing are collectively referred to herein as the “Mercury Entities”).

Each of the Mercury Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $1.00 per share, of Alico, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Mercury Entities upon one week’s prior written notice or such lesser period of notice as the Mercury Entities may mutually agree.

    Executed and delivered as of the date first above written.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

Exhibit 7.2

TRANSACTIONS IN SHARES DURING PAST 60 DAYS

Name*	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Mercury Special Situations Fund LP	12/27/04	13,000	$55.80105
Mercury Special Situations Fund LP	12/28/04	3,313	$56.27453
Mercury Special Situations Fund LP	12/29/04	14,000	$57.13947
Mercury Special Situations Fund LP	12/30/04	5,995	$58.09690
Mercury Special Situations Fund LP	12/31/04	4,918	$58.51045
Mercury Special Situations Fund LP	01/04/05	26,465	$60.27007
Mercury Special Situations Fund LP	01/04/05	5,300	$60.02283
Mercury Special Situations Fund LP	01/04/05	5,637	$57.83566
Mercury Special Situations Fund LP	01/05/05	1,900	$55.04759
Mercury Special Situations Fund LP	01/06/05	2,400	$54.86335
Mercury Special Situations Fund LP	01/07/05	3,740	$54.85861
Mercury Special Situations Fund LP	01/24/05	1,175	$57.14926
Mercury Special Situations Fund LP	01/27/05	7,271	$57.49609
Mercury Special Situations Fund LP	02/11/05	8,547	$59.01748
Mercury Special Situations Fund LP	02/14/05	11,856	$59.02352
Mercury Special Situations Fund LP	02/15/05	30,252	$58.48037
Mercury Special Situations Fund LP	02/16/05	1,958	$58.18685
Mercury Special Situations Fund LP	02/17/05	4,460	$58.36182
Mercury Special Situations Fund LP	02/18/05	1,856	$56.73399
Mercury Special Situations Fund LP	02/22/05	9,642	$56.97652
Mercury Special Situations Offshore Fund Ltd.	12/27/04	5,100	$55.80284
Mercury Special Situations Offshore Fund Ltd.	12/28/04	1,700	$56.27882
Mercury Special Situations Offshore Fund Ltd.	12/29/04	5,854	$57.14096
Mercury Special Situations Offshore Fund Ltd.	12/30/04	2,000	$58.10017
Mercury Special Situations Offshore Fund Ltd.	01/04/05	900	$57.84967
Mercury Special Situations Offshore Fund Ltd.	01/06/05	5,100	$54.86004
Mercury Special Situations Offshore Fund Ltd.	01/07/05	2,500	$54.86060
Mercury Special Situations Offshore Fund Ltd.	01/21/05	2,556	$57.52196
Mercury Special Situations Offshore Fund Ltd.	01/24/05	825	$57.15107
Mercury Special Situations Offshore Fund Ltd.	01/27/05	2,729	$57.49723
Mercury Special Situations Offshore Fund Ltd.	02/01/05	628	$57.27396
Mercury Special Situations Offshore Fund Ltd.	02/02/05	1,710	$57.90512
Mercury Special Situations Offshore Fund Ltd.	02/03/05	3,708	$57.50715
Mercury Special Situations Offshore Fund Ltd.	02/04/05	3,410	$58.01897
Mercury Special Situations Offshore Fund Ltd.	02/08/05	1,930	$58.66319
Mercury Special Situations Offshore Fund Ltd.	02/09/05	4,663	$58.66477
Mercury Special Situations Offshore Fund Ltd.	02/10/05	500	$58.47600
Mercury Special Situations Offshore Fund Ltd.	02/11/05	16,453	$59.01720

Name*	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Mercury Special Situations Offshore Fund Ltd.	02/14/05	6,314	$59.02389
Mercury Special Situations Offshore Fund Ltd.	02/15/05	16,057	$58.48051
Mercury Special Situations Offshore Fund Ltd.	02/16/05	1,024	$58.18918
Mercury Special Situations Offshore Fund Ltd.	02/17/05	2,310	$58.36287
Mercury Special Situations Offshore Fund Ltd.	02/18/05	937	$56.73664
Mercury Special Situations Offshore Fund Ltd.	02/22/05	5,106	$56.97698
Mercury Real Estate Securities Fund LP	12/29/04	200	$58.44000
Mercury Real Estate Securities Fund LP	01/03/05	100	$59.27840
Mercury Real Estate Securities Fund LP	01/13/05	100	$52.89020
Silvercrest Real Estate Fund (International)	01/03/05	29,000	$59.12892
Silvercrest Real Estate Fund (International)	01/04/05	15,000	$60.27050
Silvercrest Real Estate Fund (International)	01/04/05	3,000	$60.02500
Silvercrest Real Estate Fund (International)	01/04/05	3,100	$57.83784
Silvercrest Real Estate Fund (International)	01/05/05	6,200	$55.04212
Silvercrest Real Estate Fund (International)	01/07/05	2,200	$54.86142
Silvercrest Real Estate Fund (International)	01/10/05	98	$55.17306
Silvercrest Real Estate Fund (International)	01/10/05	4,173	$54.80499
Silvercrest Real Estate Fund (International)	01/13/05	684	$52.76213
Silvercrest Real Estate Fund (International)	01/14/05	183	$52.39814
Silvercrest Real Estate Fund (International)	01/20/05	561	$56.28442
Silvercrest Real Estate Fund (International)	01/28/05	898	$57.67396
Silvercrest Real Estate Fund (International)	02/15/05	5,386	$58.48113
Silvercrest Real Estate Fund (International)	02/16/05	714	$58.19130
Silvercrest Real Estate Fund (International)	02/17/05	1,321	$58.36448
Silvercrest Real Estate Fund (International)	02/18/05	565	$56.74014
Silvercrest Real Estate Fund	01/03/05	9,452	$59.12999
Silvercrest Real Estate Fund	01/04/05	4,200	$60.27307
Silvercrest Real Estate Fund	01/04/05	800	$60.03875
Silvercrest Real Estate Fund	01/04/05	900	$57.84967
Silvercrest Real Estate Fund	01/05/05	1,900	$55.04759
Silvercrest Real Estate Fund	01/10/05	229	$54.86690
Silvercrest Real Estate Fund	01/13/05	216	$52.80963
Silvercrest Real Estate Fund	01/14/05	1,037	$52.37562
Silvercrest Real Estate Fund	01/20/05	1,260	$56.27947
Silvercrest Real Estate Fund	02/15/05	605	$58.48846
Silvercrest Real Estate Fund	02/16/05	211	$58.20801
Silvercrest Real Estate Fund	02/17/05	382	$58.37380
Silvercrest Real Estate Fund	02/18/05	165	$56.76158

*	Advisors is the investment adviser of each of the named entities. Messrs. Jarvis and MacLean are the managing members of Advisors.